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                             January 6, 2021

       James S. Byrd, Jr.
       Chairman, CEO, Co-CFO and Co-CAO
       Legion Capital Corp
       301 E. Pine St, Suite 850
       Orlando, FL 32801

                                                        Re: Legion Capital Corp
                                                            Amendment No. 2 to
Form 1-A
                                                            Filed December 21,
2020
                                                            File No. 024-11332

       Dear Mr. Byrd:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 4, 2020 letter.

       Form 1-A/A filed December 21, 2020

       Part I. Item 1.
       Outstanding Securities
       Common Equity Units Name of Trading Center or Quotation Medium, page I-4

   1. We note your disclosure here of "none" has not been updated to reflect revised disclosure that your common stock
began trading on December 7, 2020 on the OTCQX. Please
                                                        update or advise.
       The Offering, page II-4

   2. We note your response to comment 3. Please clarify the aggregate value of your outstanding notes and
bonds.
 James S. Byrd, Jr.
Legion Capital Corp
January 6, 2021
Page 2
Executive Compensation, page II-38

3. Please update to include 2020 compensation disclosure. Please also update to December
         31, 2020 the disclosures under Certain Relationships and Related Party Transactions on
         page 39 and Security Ownership of Certain Beneficial Owners and Management on page
         40.
Description of Securities, page II-41

4. Noting new disclosures that as of December 7, 2020 your stock is publicly traded on the
         OTCQX marketplace under the ticker symbol LGCP, please update here and on pages 3,
         17 and 42 to reconcile or explain the statements of "no public market" and "prior to this offering, there has not been a public market for our common stock," Please advise, with a view towards revised disclosure, whether the trading price will be considered by the
         Board in setting the offering price. For clarity and balance, disclose here and on the cover page the trading price as of a recent date or advise.
       You may contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you
have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or Donald Field at 202-551-3680 with any other questions.



FirstName LastNameJames S. Byrd, Jr.                           Sincerely,
Comapany NameLegion Capital Corp
                                                               Division of
Corporation Finance
January 6, 2021 Page 2                                         Office of
Finance
FirstName LastName